July 4, 2024

Meiwu Technology Company Limited
1602, Building C, Shenye Century Industrial Center
No. 743 Zhoushi Road, Hangcheng Street,
Bao'an District, Shenzhen,
People's Republic of China

Consent Letter on Meiwu Technology Company Limited–FORM 20-F

Dear Sirs or Madams,

We are qualified lawyers of the People's Republic of China (the "PRC", for the purpose of this consent only, the PRC shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan).

We act as the PRC counsel to Meiwu Technology Company Limited (the "Company"), a company incorporated under the laws of the British Virgin Islands, in connection with the filing of Annual Report on Form 20-F for the year ended December 31, 2023.

We hereby consent to the reference to our name and the inclusion of our opinion in such annual report.

This consent is rendered solely to you for the filing on Form 20-F and may not be used for any other purpose.

Yours faithfully,

Qiushi Li
Attorney at Law
Beijing Dacheng Law Offices, LLP (Fuzhou)